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SEC FILE NUMBER
8-30534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.M. DUNCAN SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10201 W MARKHAM ST SUITE 219
(No. and Street)

LITTLE ROCK	AR	72205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROMEO PORTILLO	501 280-0200	jportillo@rmds.biz
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL DUNCAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R.M. DUNCAN SECURITIES, INC., as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH ANNE DUNNAM
Notary Public-Arkansas
Pulaski County
My Commission Expires 10-03-2034
Commission # 00003609

Signature: [signature]

Title:
President and CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.M. Duncan Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

June 30, 2025

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of R.M. Duncan Securities, Inc.

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of R.M. Duncan Securities, Inc. (the "Company") as of June 30, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Giddings, Texas

August 16, 2025

We have served as the auditor for R.M. Duncan Securities, Inc. since 2018.

NTT & Company, PLLC
3488 South U.S. Highway 77
Giddings, TX 78942
512.766.8131 NathanTuttle@TuttleBond.com

R.M. Duncan Securities, Inc.
Financial Statements
Statement of Financial Condition
For the year ended June 30, 2025

Assets

Current Assets

Cash	$	2,259
Accounts Receivable		2,622
Other Current Assets		31,650
Prepaid Expenses		6,787

Total Current Assets	$	43,318

Fixed Assets

Furniture and Equipment		10,581
Less Accumulated Depreciation		(10,581)
Total Fixed Assets	$	-
Total Assets	**$**	**43,318**

Liabilities and Equity

Liabilities

Accounts Payable	$	-
Other Current Liabilities		-
	$	-
Total Liabilities	$	-

Equity

Additional Paid-in Capital	$	51,518
Common Stock, No Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding		6,000
Retained Earnings (Deficit)		(14,200)
Total Equity	$	43,318
Total Liabilities & Equity	**$**	**43,318**

The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. NATURE OF BUSINESS - R.M. DUNCAN SECURITIES, INC. ("THE COMPANY") IS REGISTERED AS A BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND IS A MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) AND SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) AND IS ENGAGED IN A SINGLE BUSINESS SEGMENT COMPRISED OF SEVERAL CLASSES OF SERVICES. THE COMPANY DOES NOT CARRY CUSTOMER ACCOUNTS, HOLD FUNDS OR SECURITIES OF, OR FOR CUSTOMERS, AND OPERATES PURSUANT TO EXEMPTIVE PROVISION (K)(2)(II), AND RELIES ON FOOTNOTE 74 OF SEC RELEASE 34-70073 FOR NON-COVERED BUSINESS ACTIVITIES. AS A BROKER-DEALER REGISTERED WITH THE SEC AND A MEMBER OF FINRA, THE COMPANY MUST FILE NOT LESS THAN QUARTERLY, FORM FOCUS IIA, TO REPORT NET CAPITAL (LIQUID CAPITAL) AND FORM SUPPLEMENTAL STATEMENT OF INCOME (SSOI), TO REPORT RESULTS OF OPERATIONS.

b. SEGMENT REPORTING - THE COMPANY MANAGES ITS BUSINESS WITHIN A SINGLE OPERATING SEGMENT IN ACCORDANCE WITH ASC TOPIC 280 SEGMENT REPORTING ("ASC 280"). OPERATING SEGMENTS ARE DEFINED AS COMPONENTS OF AN ENTERPRISE FOR WHICH SEPARATE FINANCIAL INFORMATION IS AVAILABLE AND EVALUATED REGULARLY BY THE CHIEF OPERATING DECISION MAKER (CODM), WHICH IS OUR CHIEF EXECUTIVE OFFICER IN DECIDING HOW TO ALLOCATE RESOURCES AND IN ASSESSING PERFORMANCE. SEGMENT INFORMATION IS CONSISTENT WITH HOW MANAGEMENT REVIEWS THE BUSINESS, MAKES INVESTING AND RESOURCE ALLOCATION DECISIONS AND ASSESSES OPERATING PERFORMANCE. THE CODM USES THIS INFORMATION, WHICH MAY BE ADJUSTED FOR ITEMS THAT ARE NON-RECURRING, AS WELL AS REGULARLY PROVIDED BUDGETED OR FORECASTED EXPENSE INFORMATION FOR THE SINGLE OPERATING SEGMENT, IN MANAGING THE BUSINESS.

c. CASH AND CASH EQUIVALENTS - FOR THE PURPOSES OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

d. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

    MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUEDAT FAIR VALUE AS DETERMINED BY MANAGEMENT.

e. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

f. INCOME TAXES - THE COMPANY, WITH THE CONSENT OF ITS STOCKHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE AND THE ARKANSAS STATE INCOME TAX LAWS TO BE AN S CORPORATION. IN LIEU OF CORPORATION INCOME TAXES, THE STOCKHOLDER OF AN S CORPORATION IS TAXED ON HIS/HER PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME. THEREFORE, NO PROVISION OR LIABILITY FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS. THE FEDERAL INCOME TAX RETURNS OF THE COMPANY FOR 2023, 2022, AND 2021 ARE SUBJECT TO EXAMINATION BY THE IRS, GENERALLY FOR THREE YEARS AFTER THEY WERE FILED.

g. ACCOUNTS RECEIVABLE – RECOGNITION OF BAD DEBT – THE COMPANY CONSIDERS ACCOUNTS RECEIVABLE TO BE FULLY COLLECTIBLE. UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

h. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH HILLTOP SECURITIES INCORPORATED, WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

i. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

j. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH

EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

1. RECEIVABLE FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2025 CONSIST OF THE FOLLOWING:

PAYABLE TO CLEARING HOUSE	$ -
RECEIVABLE FROM CLEARING HOUSE	2,622
TOTAL	$ 2,622

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER- DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERALIZED BY SECURITIES OWNED BY THE COMPANY.

2. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2025 WAS $36,531, AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS 0 TO 1.

3. RELATED PARTY TRANSACTIONS

THE COMPANY EARNED NO GROSS COMMISSIONS ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES. ONLY TICKET CHARGES WERE COLLECTED FOR SUCH TRANSACTIONS.

4. COMMITMENTS

AS OF JUNE 30, 2025, THE COMPANY HAD NO OTHER COMMITMENTS OR CONTINGENCIES.

5. CONTINGENCIES

THERE ARE CURRENTLY NO ASSERTED CLAIMS OR LEGAL PROCEEDINGS AGAINST THE COMPANY, HOWEVER, THE NATURE OF THE COMPANY'S BUSINESS SUBJECTS IT TO VARIOUS CLAIMS, REGULATORY EXAMINATIONS, AND OTHER PROCEEDINGS IN THE ORDINARY COURSE OF BUSINESS. THE ULTIMATE OUTCOME OF ANY SUCH ACTION AGAINST THE COMPANY COULD HAVE AN ADVERSE IMPACT ON THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, OR CASH FLOWS OF THE COMPANY.

6. RENT

THE RENT EXPENSE FOR THE YEAR WAS $12,481; THE AMOUNT PAID WAS FOR THE LEASE ON THE OFFICE SPACE AND PARKING.

7. MAJOR CUSTOMER
REVENUE FROM TWO CUSTOMERS APPROXIMATED $7,267.52 OR 24.75% OF TOTAL REVENUES FOR THE YEAR ENDED JUNE 30, 2025.

8. REVENUE RECOGNITION

THE COMPANY ADOPTED ASU 2014-09, REVENUE FROM CONTRACTS WITH CUSTOMERS, (CODIFIED IN ASC 606). THE COMPANY RECOGNIZES REVENUE WHERE SERVICES ARE RENDERED.   REVENUE IS RECOGNIZED BASED ON THE AMOUNT OF CONSIDERATION THAT MANAGEMENT EXPECTS TO RECEIVE IN EXCHANGE FOR THESE SERVICES IN ACCORDANCE WITH THE TERMS OF THE CONTRACT WITH THE CLIENT. TO DETERMINE THE AMOUNT AND TIMING OF REVENUE RECOGNITION, THE COMPANY MUST (1) INDENTIFY THE CONTRACT WITH THE CLIENT, (2) IDENTIFY THE PERFORMANCE OBLIGATIONS IN THE CONTRACT, (3) DETERMINE THE TRANSACTION PRICE, (4) ALLOCATE THE TRANSACTION PRICE TO THE PERFORMANCE OBLIGATIONS IN THE CONTRACT, AND (5) RECOGNIZE REVENUE WHEN THE COMPANY SATISFIES A PERFORMANCE OBLIGATION.

REVENUE FROM CONTRACTS WITH CUSTOMERS INCLUDES COMMISSIONS FROM RETAIL, INSTITUTIONAL MUTUAL FUNDS AND BROKER/DEALER CLIENTS, AND IS RECOGNIZED WHEN PROMISED GOODS OR SERVICES ARE DELIVERED TO THE CLIENT IN AN AMOUNT THE COMPANY EXPECTS TO RECEIVE IN EXCHANGE FOR THOSE GOODS OR SERVICES (I.E., THE TRANSACTION PRICE). THE RECOGNITION AND MEASUREMENT OF REVENUE IS BASED ON THE ASSESSMENT OF INDIVIDUAL CONTRACT TERMS. COMMISSIONS AND RELATED CLEARING EXPENSES ARE RECORDED ON THE TRADE DATE.   THE COMPANY BELIEVES THAT THE PERFORMANCE OBLIGATION IS SATISFIED ON THE TRADE DATE BECAUSE THAT IS WHEN THE UNERLYING FINANCIAL INSTRUMENT OR PURCHASER IS IDENTIFIED, THE PRICING IS AGREED UPON AND THE RISKS AND REWARDS OF OWNERSHIP HAVE BEEN TRANSFERRED TO/ FROM THE CUSTOMER.

THERE WERE NO UNSATISFIED PERFORMANCE OGLIGATIONS AF OF JUNE 30, 2025.

9. SUBSEQUENT EVENTS
THE COMPANY EVALUATED THE EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS JUNE 30, 2025 BALANCE SHEET DATE IN ACCORDANCE WITH FASB ASC 855-10-50 AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH AUGUST 16, 2025 WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.